FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 02, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES NEW APPOINTMENTS

Moscow, Russia – June 2, 2006 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, announces the appointment of a new Chief Executive Officer of its Mechel Management Company OOO subsidiary and a new Chief Financial officer of Mechel OAO.

Vladimir Polin, formerly Senior Vice President for Production, was promoted to the position of Chief Executive Officer of the company’s Mechel Management Company OOO subsidiary. He replaces Vladimir Iorich, who is leaving it within the agreement between core shareholders of Mechel OAO reached early 2006 currently remains a member of the Mechel’s Board of Directors, but will leave the Board over the course of 2006 pursuant with this agreement.

Additionally, in connection with his nomination to the Board of Directors, Alex Polevoy will resign from the post of Mechel’s Chief Financial Officer as of June 30, 2006. He will be replaced by Anton Vishanenko, head of international reporting department, who has been with Mechel for three and a half years. Anton Vishanenko is a member of ACCA (Association of Chartered Certified Accountants of the United Kingdom), an associate member of AICPA (American Institute of Certified Public Accountants).

Alex Polevoy will continue to work on improving Mechel’s corporate practices and financial reporting system as a member of the Board of Directors, and will take part in work of an Audit committee without voting rights.

“The Management of Mechel OAO is pleased that the key positions in our company will be run by such highly qualified managers. Vladimir Polin has long been with Mechel OAO and its subsidiaries, and has played a key role in shaping Mechel’s production and sales policies. We also firmly believe that Anton Vishanenko’s qualifications and expertise, which he has demonstrated while introducing best practice financial and management standards throughout the company, together with his close working relationship with Alex Polevoy, will ensure a smooth transition and succession as well as further successful financial performance of Mechel,” said Alexey Ivanushkin, Chief Opertaing Officer of Mechel OAO.

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Mechel OAO

Irina Ostryakova

Phone: 7-495-258-18-28

e-mail: irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Vladimir Iorich

Name:	Vladimir Iorich

Title:	CEO

Date:   June 02, 2006